233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com
September 9, 2009	FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Moscow

VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1 (Registration No. 333-16108)

Dear Ms. Barros:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), including certain exhibits.

This letter also responds to the September 1, 2009 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the prospectus next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

General

1.	We note the pictures and graphics in your prospectus. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

September 9, 2009

Response: The Company respectfully advises the Staff that it has filed all graphics, maps, photographs and related captions or other artwork, including logos, that it currently intends to use in the Registration Statement. To the extent the Company decides to use any additional graphics, maps, photographs or related captions or other artwork, it will file the artwork in a pre-effective amendment for the Staff’s review.

2.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response: The Company respectfully advises the Staff that the Company used two external sources - the International Monetary Fund (IMF) and Smith Travel Research (STR) - for all industry reports and studies relied upon in the Registration Statement. The IMF information in the prospectus is publicly available from the IMF on their website at http://www.imf.org/external/pubs/ft/weo/2009/update/02/index.htm and was not prepared specifically for the Company or for use in the prospectus. The Company did not compensate the IMF in any way for this information. The Company also advises the Staff that the STR information in the prospectus is widely available from STR on a subscription basis and was not prepared specifically for the Company or for use in the prospectus. The compensation received by STR for this information was limited to standard subscription fees.

Further, the Company respectfully advises the Staff that it is providing under separate cover, the requested highlighted copies of any study or report that we cite or on which we rely. In accordance with Rule 418 of Regulation C, the Company respectfully requests the return of those materials to the Company.

3.	Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

•	“The lodging industry is a global business and a significant part of the overall economy, with over $465 billion in worldwide revenues in 2008,” page 87;

•

“According to the International Monetary Fund, certain major advanced economies, including the U.S. and the United Kingdom, are not projected to experience an increase in GDP growth until 2010; however, key emerging and developing economies, such as China and India are projected to experience significant growth in annual GDP during 2009, 2010 and 2011. Other select economies with exposure to energy and other commodities, such as the United Arab Emirates and Brazil, are expected to begin their recovery in 2010, ahead of more developed economies,” page 87;

September 9, 2009

•	“The U.S. lodging market, within the North American region, has a greater share of global lodging revenues than any other single country in the world, with $141 billion in revenues in 2008,” page 88;

•	“From June 2008 through June 2009, the number of new rooms under construction decreased approximately 27%,” page 88;

•

“We have consistently received top rankings, awards and accolades for service and guest experience from independent publications and surveys, including Condè Nast Traveler, Travel and Leisure, Mobil and AAA. As an example, 54 properties across our Park Hyatt, Grand Hyatt and Hyatt Regency brands received the AAA four diamond lodging award in 2009,” page 92; and

•	“[W]e operate in 20 of the 25 most populous urban centers around the globe based on demographic research,” page 92.

Response: The Company respectfully advises the Staff that it is providing the Staff under separate cover, the requested supplemental support. Such supplemental materials will be clearly marked to highlight the specific information the Company believes supports the statements referenced. In accordance with Rule 418 of Regulation C, the Company respectfully requests the return of those materials to the Company.

4.	We note that you have a number of subsidiaries. Please consider adding an organizational chart showing you and your material subsidiaries.

Response: The Company respectfully advises the Staff that while it acknowledges the Staff’s comment, it does not believe that the inclusion of an organizational chart would provide investors with additional meaningful information about the Company and its operations or be material to an investor’s understanding of the Company’s business. As the Staff notes, the Company has a large number of subsidiaries, many of which are holding companies. The Company believes that investors would not gain an understanding of how the Company operates the business by such an organizational chart and that the descriptions of the Company and its consolidated subsidiaries provided in “Prospectus Summary—Our Company” and “Business” in the prospectus provide the most meaningful descriptions of the manner in which the Company operates its business. For the foregoing reasons, the Company has not revised the disclosure in the Amendment to include an organizational chart as suggested in the Staff’s comment.

5.	In your Prospectus Summary, MD&A and Business sections, you disclose that you are a global hospitality company with a worldwide property portfolio of 413 Hyatt-branded properties operating in 45 countries around the world. Note 20 to the financial statement, however, indicates that the vast majority of your revenues are due to U.S. operations and the vast majority of your long-lived assets are in the U.S. Please revise your prospectus to disclose this fact to investors.

September 9, 2009

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 2, 53 and 97.

Front Cover Page of the Prospectus

6.	We note your cross-reference to the risk factors section. Please highlight this cross-reference by prominent type or in another manner. Please see Item 501(b)(5) of Regulation S-K.

Response: The Company has bolded the cross-reference to the risk factors on the front cover page of the prospectus in response to the Staff’s comment. See front cover page of the prospectus.

Inside Front Coverpage of the Prospectus

7.	We note the picture on the inside front coverpage of the prospectus. Please confirm that the two tallest buildings in the picture are the Grand Hyatt Shanghai and the Park Hyatt Shanghai. Please also confirm that the entire buildings are your hotels or amend your disclosure to describe the floors of the buildings which comprise your hotels.

Response: The Company respectfully confirms to the Staff that the two tallest buildings in the graphic are the Grand Hyatt Shanghai and the Park Hyatt Shanghai. The Company has also revised the disclosure in the graphic to describe the floors of the buildings which comprise the hotels in response to the Staff’s comment. See graphic.

Terms Used in This Prospectus, page (i)

8.	The prospectus summary should immediately follow a one-page prospectus cover, although we do not object to your use of the graphic. Please relocate the other disclosure that currently appears before your summary to a more appropriate location of the prospectus.

Response: The Company respectfully advises the Staff that it has moved the disclosure previously included on pages (i) and (ii) of the prospectus in response to the Staff’s comment. See pages 8, 11 and 12.

Industry and Market Data, page (i)

9.	You state that you do not undertake a duty to update industry and market data used throughout the prospectus if such data is updated. Please note that you must update all data used in the prospectus if it materially changes prior to effectiveness of the registration statement. Please revise this disclosure accordingly.

September 9, 2009

Response: The Company has revised the disclosure to delete this statement in response to the Staff’s comment. See page 8.

10.	Please also remove the statement that “investors should not place undue reliance on this information.” This phrase could be read as a disclaimer of information in your filing.

Response: The Company has revised the disclosure to remove this statement in response to the Staff’s comment.

See page 8.

Adjusted EBITDA, page (i)

Overview, page (i)

11.	The second paragraph in this subsection contains an embedded list which is difficult to read. Please revise. Please see Rule 421(d)(2). Please also make similar conforming revisions to the Adjusted EBITDA disclosure on page 50.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 11, 53 and 54.

Presentation to Investors, page (ii)

12.	Please remove the last sentence in this paragraph in which you state that Adjusted EBITDA “...can also be useful to investors in comparing our performance with others in the industry...” As you note in the following paragraph, other companies may define Adjusted EBITDA differently than you, and therefore the measures are not comparable.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 12 and 54.

Prospectus Summary, page 1

13.	Your summary section should be expanded and balanced with an equally prominent discussion of the risks and obstacles you face in implementing your business strategy. Please provide a summary of the most important risks facing you immediately following the “Our Business Strategy” section of the Prospectus Summary.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 6 and 7.

September 9, 2009

14.	We note that you have disclosed numerous related party transactions with entities affiliated with the Pritzker family. Please expand your summary to briefly describe the extent of your related party transactions. Please also provide a summary risk factor here and a more complete risk factor in the risk factor discussion to disclose any material risks to your business that may arise from these related party transactions.

Response: The Company has revised the disclosure in the Prospectus Summary to briefly describe the extent of its related party transactions with Pritzker family business interests. See page 7. In addition, the Company acknowledges the Staff’s comment with respect to disclosing any material risks to its business that may arise from these related party transactions, and respectfully submits that due to the nature of these agreements and the services provided and/or benefits received from them, it does not believe that any of these relationships or the absence of these relationships would present material risks to the Company’s business. Accordingly, the Company does not believe that the inclusion of such a risk factor in the Prospectus Summary or Risk Factors section of the prospectus would provide meaningful disclosure to investors.

Summary Consolidated Financial Data, page 11

15.	Please revise to reconcile Adjusted EBITDA to EBITDA and reconcile EBITDA to net income (loss) attributable to Hyatt Hotels Corporation.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 14, 67, 73 and 79.

Risk Factors, page 13

16.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	If our management or franchise agreements terminate ..., page 17;

•	Disagreements with third-party property owners ..., page l8;

•	Cash distributions from our hospitality ventures ..., page 19;

•	Development of new initiatives, including new brands ..., page 24;

•	After this offering, Pritzker family business interests ..., page 33; and

•	We will incur increased costs as a result of becoming ..., page 39.

September 9, 2009

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 18, 20, 21, 23, 26, 27, 29, 33, 36, 37, 39 and 43.

17.	Please revise the introductory paragraph to delete the phrase “any other risk not currently known to us or that we currently deem immaterial.” It is not appropriate to reference risks not described in your document.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 16.

The hospitality industry is cyclical ..., page 13

18.	Please revise to briefly describe the duration of the cycles experienced by the industry in the past.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 16.

19.	Please revise to describe how the current phase in the cycle is affecting your operations and profitability. Compare current conditions with conditions in the past. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 17.

We may be liable for losses under contractual commitments relating to acquisitions ..., page 22

20.	We note the specific example you have provided. Please expand this risk factor to better explain the risk to your business that you may be liable for losses under contractual commitments relating to acquisitions or alliances in the future. Explain those risks and how they may impact your business.

Response: The Company has revised the disclosure to tailor it to the existing contractual performance obligation that is referenced in this risk factor. See page 26. The Company respectfully advises the Staff that the risk described in the risk factor is unique to this contractual obligation, and that it does not anticipate providing performance guarantees of this nature in the future.

September 9, 2009

In any particular period, our expenses may not decrease at the same rate that our revenues may decrease ..., page 23

21.	Please expand this risk factor to discuss how you have recently experienced a decline in margins. To that effect, we note your discussion in your MD&A where you discuss your declining revenues and you state that you expect to see the reduced margin levels you have been experiencing to continue until revenues improve. Your expanded disclosure should quantify the impact on your business to the extent practicable.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 27.

While we believe that our cash balances are invested conservatively ..., page 32

If we are unable to assess favorably the effectiveness of our internal control ..., page 37

22.	Please remove the mitigating language from these risk factors. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks within your Business section.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 36 and 41.

Anti-takeover provisions in our organizational documents and Delaware law ..., page 37

23.	This risk factor is too long because it provides too much detail regarding the risk which obscures the risk addressed. Provide just enough detail to highlight the risk and present it in context. You may include the full discussion of all related factors in the body of your prospectus. Please revise.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 41, 42 and 43.

Special Note Regarding Forward- Looking statements, page 41

24.	Please delete the sentence that reads “You should not place undue reliance on forward-looking statements.” This phrase could be read as a disclaimer of information in your filing.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 44.

September 9, 2009

Use of Proceeds, page 42

25.	You disclose that as of June 30, 2009, you had cash and cash equivalents of $968 million, and, after giving effect to the July 2009 amendment and extension of our revolving credit facility, committed and undrawn borrowing capacity of $1.4 billion, all of which provides you with resources for future growth. We also note that you may offer up to $1.15 billion in the current public offering, the proceeds a portion of which will come to you. You also have recently raised $600 million in a sale of common stock to seven accredited investors in May 2009 and approximately $759 million in a sale of common stock to existing stockholders and certain of their affiliates in May 2009. This section of the prospectus states that you intend to use the net proceeds to you from this offering primarily for working capital and other general corporate purposes, including capital expenditures and that you may use a portion of the net proceeds “for the acquisition of, or investment in, new properties or businesses that complement our business.” Please specifically disclose any current plans you have for the use of proceeds from this offering together with your current cash and cash equivalents.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has no current plans for the use of proceeds beyond the possible uses disclosed in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Overview, page 49

26.	We note that you own some, but not all, of the 413 Hyatt-branded properties. Please disclose management’s rationale for deciding to own some but not all of the Hyatt-branded properties.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 52.

27.	Please explain the concept of “select service brands.”

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 52.

Principal Factors Affecting our Results of Operations, page 52

Factors Affecting our Revenues, page 53

Competition, page 54

28.	You disclose that you have expanded “distribution channels” in an effort to attract guests. Please explain what this concept means and describe both normal and expanded distribution channels.

September 9, 2009

Response: The Company respectfully advises the Staff that it has clarified its disclosure on page 57 of the prospectus to explain that the Company has increased the use of internet distribution channels, as opposed to increasing distribution channels generally.

Agreements with third-party owners and franchisees and relationships with developers, page 54

29.	We note your disclosure on page 58 that indicates your North American management and franchising segment suffered an impairment charge for the six months ended June 30, 2009. Please describe if any of your relationships with your third-party owners and franchisees were adversely affected.

Response: The Company respectfully advises the Staff that it has provided additional disclosure regarding this impairment charge on page 63 of the prospectus. Additionally, the Company supplementally advises the Staff that the Company does not believe this impairment has adversely affected any of the Company’s relationships with third-party owners or franchisees.

Access to capital, page 54

30.	You disclose that the hospitality industry is a capital intensive business that requires significant amounts of capital expenditures to renovate properties and that you must maintain and renovate the properties that you own. Please disclose who pays for renovations conducted at Hyatt-branded properties owned by third-parties.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 58.

Expenses, page 54

Principal Components, page 54

Owned and leased hotel expenses, page 54

31.	You state that expenses to operate your hotels include “room expense.” Please briefly explain this concept.

Response: The Company respectfully advises the Staff that “room expense” represents operating costs relating to hotel rooms and includes compensation costs for housekeeping, laundry and front desk staff and supply costs for guest room amenities and laundry as the Company has described in the disclosure on page 58.

September 9, 2009

Results of Operations, page 57

32.	As you do for revenues, please also consider providing a detailed table for other income statement line items in this section of MD&A to make it easier for an investor to understand the current results of operations disclosure.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 61, 68 and 74. Additionally, the Company supplementally advises the Staff that the existing tables in this section that break down revenues by segment support the discussion of both consolidated revenues and segment revenues as further discussed in the “Segment Results” sections. Reference to the “Segment Results” discussion was added to our disclosures on pages 61, 68 and 74.

33.	Please explain the concepts of “comparable owned hotels,” “comparable owned and leased hotels” and “non-comparable hotels.”

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 55.

34.	In each section of MD&A where you provide period-on-period disclosure relating to revenues and expenses, please disclose the reasons for the increases or decreases in revenues and expenses. For example;

•	For the six months comparison of revenues on page 57, please specifically explain what caused the reduction in management fees in your management and franchising segments.

•	For the 2008 to 2007 comparison of revenues on page 62, please specifically explain what caused the increase in other revenues from managed properties.

•	For the 2007 to 2006 comparison of revenues on page 68, please specifically explain what caused the increase in systemwide RevPAR of 11.1%.

•	For the 2007 to 2006 comparison of owned and leased hotels expense on page 68, please specifically explain what caused the $100 million increase in expenses.

The above list is not meant to be complete. Please provide additional disclosure as necessary throughout your period-on-period disclosure.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 61 – 79.

Segment Results, page 59

35.	We note from your disclosure on page 50 that Adjusted EBITDA removes the impact of items that do not reflect your core operating performance. Given that your core business is the management and ownership of hotel properties, it is unclear why the exclusion of asset impairments from Adjusted EBITDA results in a measure of operating performance that is useful to investors. Specifically, we note that you have recorded asset impairments during the six months ended June 30, 2009 as well as in fiscal years 2008 and 2007. Please tell us and revise your disclosure to explain why you believe that it is useful to investors to present operating measure that excludes recurring items.

September 9, 2009

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it is useful to investors to present an operating measure that excludes recurring items because this presentation is consistent with the Company’s measure of segment performance under FASB Statement 131 as reported to the Company’s chief operating decision maker (“CODM”) for purposes of making decisions about allocating resources to respective segments and assessing their overall performance. In accordance with Questions 18 and 19 of “Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures,” it is appropriate to include a discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s segment performance measure, which, as referenced in the Staff’s comment, includes a discussion of segment Adjusted EBITDA that excludes asset impairments.

The Company’s CODM allocates resources among and assesses the performance of the Company’s segments based on the underlying performance of the segment without reference to the impact of asset impairments. The Company’s CODM does not view charges taken for asset impairments as reflective of the core operating performance of the Company’s segments because:

(i)	the cause of these charges is often beyond the control of the relevant segment manager, may reflect circumstances unrelated to the asset’s and segment’s core performance and are often unrelated to operational resources that an applicable segment may require;

(ii)	inclusion of such charges would adversely affect the ability of the CODM to assess performance in relation to both budgets and prior period performance; and

(iii)	such charges are non-cash.

As a result, management believes that inclusion of asset impairments would inhibit its ability to effectively allocate resources and assess performance.

This approach is also consistent with the Company’s compensation of its segment managers and other executive officers, which is also based on Adjusted EBITDA. The Company believes this measure is useful to investors because it allows the investors to have the same information that the Company’s management uses to assess core operating performance and to make decisions about the allocation of resources and compensation, as further described in the Company’s disclosures found on pages 12, 131 and 132 of the prospectus.

September 9, 2009

Liquidity and Capital Resources, page 73

36.	You state that you maintain a “prudent” cash investment policy that emphasizes preservation of capital. Please explain what the term “prudent” means.

Response: The Company has deleted the term “prudent” in response to the Staff’s comment. See page 79.

Recent Transactions Affecting our Liquidity and Capital Resources, page 73

37.	You disclose that under the terms of your amended revolving credit facility, $370 million of credit availability “matures” on June 29, 2010, with the remaining availability “maturing” on June 29, 2012. Please explain what it means that your revolving credit facility “matures” at various dates.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 80.

Other Indebtedness and Future Debt Maturities, page 77

38.	Please clarify what is meant by “a fixed rate exposure of 4.91%” if your net interest rate is fixed at 6.16% as a result of the interest rate swap.

Response: The Company has revised the disclosure to remove references to the Andaz Liverpool Street property debt, including the reference to “a fixed rate exposure of 4.91%,” in the Other Indebtedness and Future Debt Maturities section, since the Company has paid off this indebtedness. See pages 84 and 189.

Critical Accounting Policies and Estimates, page 80

Stock Compensation, page 83

39.	In reference to footnote 3 to the table on page 84, please tell us how many of the 58,390,397 common shares were sold to third-party stockholders. In addition, please discuss the factors that led to the significant decline in your stock price from September 2008 to May 2009, and compare this to the range in which you anticipate offering your common shares pursuant to this registration statement.

September 9, 2009

Response: The Company supplementally advises the Staff that of the 58,390,397 shares of common stock issued in May 2009, the following number of shares were sold to third-party investors:

Purchaser Name	Number of Shares
The Goldman Sachs Group, Inc. and investment funds affiliated with The Goldman Sachs Group, Inc.	6,314,946
Madrone GHC, LLC and Affiliates	5,000,000
Mori Building Capital Investment LLC	923,077

Additionally, the Company has revised the disclosure in footnote 3 on page 90 to discuss the factors that led to the decline in the Company’s stock price from September 2008 to June 2009. The Company respectfully advises the Staff that the Company has yet to determine an estimated offering price. Upon filing a pre-effective amendment that includes a price range, the Company will include the disclosures that you request above.

Business, page 90

40.	We note that you manage and own hotels with casino gaming operations as part of or adjacent to the hotels. If material, please provide additional disclosure regarding casino gaming operations.

Response: The Company respectfully advises the Staff that its casino gaming operations are not material to its business or results of operations. Such operations account for less than 1% of the Company’s consolidated revenues, net income and total assets. Accordingly, the Company has not included additional disclosure in the Business section regarding casino gaming operations.

41.	In your Risk Factors section, you state that one of your strategies is to selectively dispose of hotel properties and use sale proceeds to fund your growth in markets that will enhance and expand our brand presence. Please provide additional disclosure of this strategy in this section.

Response: The Company respectfully advises the Staff that it has disclosed information about its strategy to selectively dispose of hotel properties and use sale proceeds to fund its growth in markets that will enhance and expand its brand presence under “Our Business Strategy – Expanding Our Presence in Attractive Markets – Utilize our Capital and Asset Base for Targeted Growth” on page 102.

September 9, 2009

Overview, page 90

42.	You disclose that as of June 30, 2009, you had, after giving effect to the July 2009 amendment and extension of our revolving credit facility, committed and undrawn borrowing capacity of $1.4 billion. Your disclosure on page 73, however, seems to indicate that you have borrowing capacity of $1.5 billion. Please advise regarding this difference.

Response: The Company supplementally advises the Staff that as of June 30, 3009, after giving effect to the July 2009 amendment and extension to the Company’s revolving credit facility, the Company had a total borrowing capacity of $1.5 billion. However, since the Company had various letters of credit outstanding totaling $88 million, the undrawn borrowing capacity of the Company as of June 30, 2009 was $1.4 billion. The Company has revised the disclosure in response to the Staff’s comment. See page 80.

Our Business Strategy, page 94

Focus on Improvement in the Performance of Existing Hotels, page 94

43.	You state that you manage costs, in part, by setting performance goals. Please explain how setting performance goals help you manage costs.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 100.

Enhance Operational Efficiency, page 94

44.	You state that you have made significant changes in operations in response to recent declines in demand for hospitality products and services. Other than staff reductions, please disclose other changes you have made in your operations in response to recent declines in demand for hospitality products and services.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 101.

Expanding Our Presence in Attractive Markets, page 95

Increase Market Presence, page 95

45.	You disclose that you will focus your expansion efforts on under-penetrated markets where you already have an established presence and will also seek to expand into locations where your guests are traveling but where you do not have a presence. Please also disclose which locations you are considering to increase your market presence. Additionally, in your Risk Factors section on page 16 you disclose that you may also be required to agree to limitations on the expansion of one or more of your brands in certain geographic areas. Please discuss any limitations on expansion and the effect they may have on your efforts to increase your market presence.

September 9, 2009

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 101.

Description of Our Brands, page 96

46.	Please state the major locations of each of your brands.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 103.

47.	We note that you manage Hyatt-branded residential properties that are often adjacent to Hyatt-branded full service hotels. As you have done with the other Hyatt brands, please provide disclosure regarding this part of your business.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 105.

Andaz, page 97

48.	Please explain in more detail Andaz hotels’ unique service models. Additionally, please describe or give examples of the personalized arrival experiences of Andaz hotels.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 104.

Hyatt Resorts, page 98

49.	Please revise your disclosure to clearly explain what makes Hyatt Resorts, which seem to include certain of your Park Hyatt, Grand Hyatt and Hyatt Regency brands, different from your normal Park Hyatt, Grand Hyatt and Hyatt Regency hotels. For example, are they separately branded as Hyatt Resorts and what are the other major differences between Hyatt Resort properties and normal Park Hyatt, Grand Hyatt and Hyatt Regency hotels?

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 105.

Franchise Agreements, page 99

Fees, page 100

50.	Please disclose the amount of initial application fees that your franchisees pay you.

September 9, 2009

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 107.

Sales, Marketing and Reservations, page 100

Sales, page 100

51.	We note that 40% of your overall room revenues from your full service hotels are due to key customer accounts. Please disclose the name of and your relationship with any key customers who are material to your business. Please also disclose, if possible, where the remaining 60% of your room revenues comes from.

Response: The Company respectfully advises the Staff that none of its key customer accounts is individually material to its business. The Company has also revised the disclosure in response to the Staff’s comment. See page 108.

Management, page 110

Board of Directors, page 114

52.	We note that your board of directors will be divided into three classes, with each class serving for a staggered three-year term. Please identify which directors will be members of each class.

Response: The Company respectfully advises the Staff that the Board of Directors of the Company has not yet determined which directors will be serving in each of the three classes. Once determined, the Company will revise the disclosure in response to the Staff’s comment.

53.	We note that Ms. Pritzker is the Chairman of CC-Development Group, Inc„ which operates Classic Residence by Hyatt, and the first cousin of Mr. Thomas J. Pritzker. In light of these relationships, please provide us your analysis as to how you have determined that Ms. Pritzker is an “independent director” under applicable SEC rules and the listing standards of the New York Stock Exchange.

Response: The Company supplementally advises the Staff that in making its independence determination with respect to Ms. Penny Pritzker, the Nominating and Corporate Governance Committee (the “NCG Committee”) and the Board of Directors of the Company (the “Board”) undertook a broad facts and circumstances analysis of Ms. Pritzker’s relationships with the Company and its management to determine whether Ms. Pritzker (1) failed to meet any of the bright-line independence tests set forth in Section 303A.02(b) of the New York Stock Exchange (“NYSE”) listing standards or (2) has any material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that would interfere with her exercise of independent judgment in carrying out her duties and responsibilities

September 9, 2009

as a director. The Company not only obtained information from its internal records and questionnaires completed by Ms. Pritzker, but also inquired of and obtained information from certain entities affiliated with Ms. Pritzker (e.g., Pritzker Realty Group, L.P. (“PRG”) and CC-Development Group, Inc. (“Classic Residence”)).

Based on the facts and circumstances, the NCG Committee and the Board determined that Ms. Pritzker does not fail any of the bright-line independence tests set forth in Section 303A.02(b) of the NYSE listing standards. Specifically, with respect to the bright-line test set forth in Section 303A.02(b)(v), the NCG Committee and the Board considered the payments made to and received from PRG in the last three fiscal years as a result of Ms. Pritzker being the President and Chief Executive Officer and an employee of PRG. The Company made payments to PRG of less than $1,000,000 in each of 2006, 2007 and 2008. Additionally, the payments made by PRG to the Company were less than $1,000,000 in each of 2006, 2007 and 2008. Notwithstanding the fact that these payments do not reach the threshold set forth in Section 303A.02(b)(v), the NCG Committee and the Board also considered the materiality of these payments and relationships to the Company. In concluding that these payments and relationships are not material, the NCG Committee and the Board considered the fact that a portion of the payments made to PRG and received from PRG were pass-through payments and reimbursements for amounts owed to third-parties (e.g., payments made and received under the Omnibus Office Services Agreement for services provided by third-party vendors, payments made related to the build-out of the Hyatt Center and cost reimbursements for use of the executive dining room at the Hyatt Center). The NCG Committee and the Board also considered the fact that none of the services provided relate to the Company’s core operating business or are material to the Company and its operations.

In addition to determining that Ms. Pritzker does not fail any of the bright-line independence tests set forth in Section 303A.02(b) of the NYSE listing standards, based on the facts and circumstances, the NCG Committee and the Board determined that Ms. Pritzker does not have any material relationship with the Company and management that would interfere with her exercise of independent judgment in carrying out her duties and responsibilities as a director. In making this determination, the NCG Committee and the Board considered, among other things, that Ms. Pritzker is a first cousin of Mr. Thomas J. Pritzker, Ms. Pritzker is Chairman of and a consultant to Classic Residence and the fact the Company has made payments to and received payments from Classic Residence (some of which are pass-through payments and reimbursements for amounts owed to third-parties) and that Ms. Pritzker serves on boards of other companies or non-profit organizations with certain members of management of the Company. In considering such relationships, the NCG Committee and the Board considered the fact that none of these relationships relate to the core business activities of the Company or is material to the Company.

Based on the foregoing, the NCG Committee concluded and recommended to the Board and the Board concluded that none of these relationships would interfere with Ms. Pritzker’s ability to exercise independent judgment from management in carrying out her duties and responsibilities as a director of the Company, and accordingly, the Board determined that Ms. Pritzker qualifies as an independent director under the NYSE listing standards and applicable SEC rules.

September 9, 2009

Compensation of Directors, page 117

54.	For each director, please disclose by footnote the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 126.

Compensation Discussion and Analysis, page 119

Market Data, page 120

55.	We note that many of the companies in the surveys Mercer used are in the food / restaurant business, such as California Pizza Kitchen, Domino’s Pizza and Wendy’s International, Inc. Please additionally disclose why such companies, which seem to be in different lines of business than you, were chosen.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 129.

Key Elements of Total Rewards in 2008, page 121

Annual Incentive, page 122

56.	You disclose that in 2008 you set base salaries, annual incentive targets and long-term incentives by reference to the review of market competitiveness. You also disclose that you did not benchmark or target your NEOs’ pay to any particular percentile or level but instead used the data from the review as one of the reference points for determining how your NEOs’ compensation compared to market levels. For your target and maximum incentive opportunities, you also state that you determined these percentages based on the individual’s role in the organization. Please further disclose how these factors lead the compensation committee to choose the specific target and maximum incentive opportunities. For example, please explain why the compensation committee specifically decided to give Mr. Hoplamazian an incentive opportunity with a 150% of base salary target and a 300% of base salary maximum. Specifically explain how target and maximum amounts were chosen for each NEO.

September 9, 2009

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 131.

57.	You state that for 2008, Mr. Hoplamazian’s annual incentive was weighted 37.5% on corporate Performance EBITDA, 37.5% on qualitative goals and 25% discretionary and that the compensation committee awarded him 29% of the 37.5% on the qualitative goals and a full 25% discretionary bonus for 2008. Please explain the reasons the compensation committee awarded him 29% of the 37.5% on the qualitative goals and a full 25% discretionary bonus. For example, which part of the qualitative goals were met and which were not met that led the compensation committee to award Mr. Hoplamazian most, but not all, of his possible 37.5% award on qualitative goals? What factors were taken into consideration in awarding Mr. Hoplamazian a full 25% discretionary bonus? Please also provide comparable disclosure for the non-financial goals for Messrs. Sarna and Floyd.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 131 – 133.

58.	We note that the segment financial goals for 2008 for Messrs. Sarna and Floyd related to relative market performance, revenues, hotel-level profit and segment Performance EBITDA, with the greatest weighting on segment Performance EBITDA and that Mr. Floyd’s financial goals also included fee growth. You also disclose that the targets were set according to your business plans and were intended to be achievable, but not without effort. Please provide additional disclosure to help investors to better understand how difficult it was for Messrs. Sarna and Floyd to achieve these targets.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 132.

59.	Please refer to the table on page 123. Please explain to us how the actual incentive compensation earned for 2008 performance, expressed as a percentage of base salary, was calculated for each of Messrs. Sarna and Floyd. For example, Mr. Hoplamazian was awarded 29% on the qualitative goals and a full 25% discretionary bonus for a total of 54% of target. 54% of a target of 150% is 81% as shown in the table on page 123. The percentages of targets for Messrs. Sarna and Floyd, however, as shown in the table on page 123 does not appear to match up with the disclosure regarding the calculation of their annual incentives. Additionally, while the 81% of salary annual incentive compensation for Mr. Hoplamazian appears in the 2008 Summary Compensation Table on page 127 as a bonus of $810,000 (81% of base salary of $1 million), Messrs. Sarna and Floyd’s bonus award amounts do not appear to match up with their respective 34% and 39% of base salary bonus awards as disclosed on page 123. Please advise.

September 9, 2009

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 133 of the prospectus regarding the calculation of Messrs. Sarna’s and Floyd’s annual incentives to clarify that both Messrs. Sarna and Floyd received additional discretionary bonuses, which is why the disclosure regarding the calculations of their annual incentives did not match the table on page 133.

Additionally, the Company supplementally advises the Staff that the amounts of Messrs. Sarna’s and Floyd’s bonus awards in the Summary Compensation Table on page 137 of the prospectus are divided between the Bonus and the Non-Equity Incentive Plan Compensation columns. The Bonus column reflects the amount each individual received for their discretionary bonus, as well as for satisfaction of subjective qualitative goals. The Non-Equity Incentive Plan Compensation reflects the amount of annual incentive attributable to satisfaction of objective financial and qualitative goals. The sum of the Bonus and the Non-Equity Incentive Plan Compensation columns provides the total annual incentive earned by Messrs. Sarna and Floyd of $200,000 and $226,000, respectively. The Company respectfully advises the Staff that these amounts, as a percentage of the base salary listed in the Salary column to the Summary Compensation Table, do not match up with the percentages set forth in the table on page 133 of the prospectus because the number included in the Salary column to the Summary Compensation Table reflects salary for the whole year, including salary prior to the increases described on page 130 under “Base Salary.” However, the percentages set forth in the table on page 133 of the prospectus are based on the salary as in effect at year end. Accordingly, the Company has clarified that the percentages in the table on page 133 are based on salary as in effect at year end. See pages 130, 133 and 137.

Long-Term Incentive, page 123

60.	We note that you have disclosed the ratio of RSUs to SARs and the target value, but it is not clear how the committee determined the amount of RSUs and SARs awarded. Please tell us the amount of RSUs and SARs awarded to each NEO in 2008 and how the committee determined the amount awarded.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 134. The Company respectfully advises the Staff that it believes that the amount of RSUs and SARs awarded to each NEO in 2008 is set forth in “Compensation Discussion and Analysis—Grants of Plan-Based Awards in Fiscal Year 2008.” See page 141.

Executive Chairman Compensation, page 125

61.	We note that Mr. Pritzker’s compensation for 2008 consisted of a discretionary annual bonus. Please disclose the factors the compensation committee considered in awarding a bonus of $1.4 million to Mr. Pritzker.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 135.

September 9, 2009

Pension Benefits, page 133

62.	We note your pension benefits table is missing the column entitled “Present Value of Accumulated Benefit.” Please provide this column or explain to us why you believe it is not needed. Please see Item 402(h)(2)(iv) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that the column to the pension benefits table entitled “Present Value of Accumulated Benefit” is not needed. According to Item 401(h)(2)(iv) of Regulation S-K, the actuarial present value of the accumulated benefits to be included in that column is to be computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the registrant’s audited financial statements for the last completed fiscal year. The pension plan measurement date the Company used for financial statement reporting purposes for 2008 was December 31. As described in the narrative to the pension benefits table, the Company merged its non-qualified supplemental defined benefit retirement plans (the SERP and SRP) into its non-qualified defined contribution plans in October of 2008 for active participants thereby eliminating all defined benefit plan obligations for such active participants. As a result, on December 31, 2008 the Company’s NEOs no longer had any accumulated benefits under the SERP or SRP. Accordingly, if the Company were to add the “Present Value of Accumulated Benefit” column to the pension benefits table it would show a zero amount for each NEO listed.

Principal and Selling Stockholders, page 168

63.	Please revise the table on page 169 to clearly indicate which stockholders will hold Class A common stock and which stockholders will hold Class B common stock after the offering.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 182.

64.	We note that you have aggregated the disclosure for affiliated selling stockholders. Please provide separate disclosure in the table for each selling stockholder.

Response: In response to the Staff’s comment and in accordance with Item 507 of Regulation S-K and Questions 140.01 and 140.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, the Company respectfully advises the Staff that it has revised the Principal and Selling Stockholders table in the prospectus to reflect Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, in their capacities as co-trustees of the U.S. situs trusts noted in footnote 1, as the beneficial owners and selling stockholders of the shares listed in the table. See page 182.

65.	For each selling stockholder, please separately identify each of the natural persons with sole or shared voting or investment power. Please refer to Item 507 of Regulation S-K, Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

September 9, 2009

Response: The Company respectfully advises the Staff that as reflected in the revised disclosure in the Principal and Selling Stockholders table and footnote 1, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer are the natural persons with shared voting and investment power over the shares listed in the table and to be sold in the offering. See page 182.

Note 3. Investments, page F-16

66.	In light of your $277.5 million loan to the hospitality venture formed to acquire the Waikiki hotel property, it appears that this venture may be a VIE in which you may be the primary beneficiary. Please tell us how you determined that this investment does not require consolidation under FIN 46(R).

Response: The Company supplementally advises the Staff that the Company evaluated its investment in W2007 Waikiki Holdings, LLC (the “Waikiki Joint Venture”) under FASB Interpretation No. 46R Consolidation of Variable Interest Entities (“FIN 46R”). This evaluation was performed at the time the Waikiki Joint Venture was formed and included consideration of the $277.5 million loan made by the Company, which is secured by a first mortgage on the Waikiki property. There have been no reconsideration events as defined by FIN 46R since the date of formation. Based on an analysis performed by the Company, the Company concluded that the Waikiki Joint Venture does not qualify as a VIE as defined by FIN 46R. A summary of the Company’s analysis follows.

The Company determined that the Waikiki Joint Venture did not qualify for any of the exemptions provided by paragraph 4 of FIN 46R due to the Company providing more than half of the total of equity and subordinated debt. As such, the Waikiki Joint Venture was evaluated to determine if it qualifies as a variable interest entity (“VIE”) as defined by FIN 46R.

FIN 46R paragraph 5 provides the primary guidance for determining if an entity qualifies as a VIE. The Waikiki Joint Venture was formed to purchase a hotel property located in Waikiki for approximately $410 million. The total equity at risk was approximately $74 million, which represented approximately 18% of the total purchase price. The Company owns 9.99% of the Waikiki Joint Venture with the remainder owned by a third party. The Company also prepared a cash flow projection in relation to the Waikiki Joint Venture, which indicated that no additional subordinated financial support would be required. The Company then evaluated the debt to equity ratio of the Waikiki Joint Venture, noting it was consistent with similar types of hotel investments that were expected to operate without additional subordinated financial support. Based on the above, in evaluating the guidance in paragraph 5(a) of FIN 46R, the Company determined that the total equity at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support. In addition, in evaluating the guidance in paragraph 5(b) of FIN 46R, the Company noted that the voting rights and the obligation to absorb expected losses and residual returns as outlined in the Waikiki Joint Venture LLC agreement provide the owners of the equity at risk with all of the characteristics of a controlling financial interest. Finally, in evaluating paragraph 5(c) of FIN 46R, even though the Company’s obligation to absorb expected losses and residual returns through the Company’s variable interests was not proportional to the Company’s voting rights, the Company determined that substantially all of the activities of the Waikiki Joint Venture were not performed on the Company’s behalf.

September 9, 2009

Note 22. Earnings Per Share, page F-49

67.	Please explain why convertible preferred stock has been excluded from the calculation of diluted earnings per share.

Response: The Company respectfully advises the Staff that, as outlined in footnote 13 on page F-34, the convertible preferred stock was convertible into common stock of the Company at the option of the holder. The convertible preferred stock participated in dividends and distributions equivalent to common stock of the Company on an if-converted basis. In addition, the convertible preferred stock participated in any liquidation, dissolution, or winding up on an equivalent basis as the common stock of the Company.

For purposes of computing basic earnings per share, the convertible preferred stock had all of the characteristics of common stock of the Company, and as such, was considered as common stock on an if-converted basis for purposes of calculating basic earnings per share. The if-converted number of common shares of 16,281,342 is therefore included in both basic and diluted weighted average shares outstanding.

Unaudited Consolidated Interim Financial Statements

Note 7. Goodwill and Intangible Assets, page F-69

68.	Please identify and disclose which intangible asset was impaired and how you determined the impairment charge.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page F-70.

Note 12. Income Taxes, page F-75

69.	We note from your risk factor on page 30 that you could be liable for up to $57 million of additional taxes as the result of recent IRS audits. Please disclose this contingent liability, and if any portion of it has been accrued. In addition, please tell us the basis for your accounting treatment.

September 9, 2009

Response: The Company supplementally advises the Staff that the potential liability discussed in the risk factor on page 34 titled “Risks Related to Our Business—We may be liable for proposed tax liabilities and the final amount of taxes paid may exceed the amount of applicable reserves, which could reduce our profits” relates to various tax adjustments proposed by the Internal Revenue Service (IRS) with respect to their audits of prior year federal income tax returns. As part of the Company’s financial statement preparation process, the Company has procedures in place to identify and analyze uncertain tax positions in order to determine the amount of unrecognized tax benefits that should be recognized in accordance with FASB Interpretation No. 48 (FIN 48). As part of this process, the Company had previously analyzed the tax positions raised by the IRS and determined that in certain circumstances a liability for unrecognized tax benefits was required. The amounts recorded in connection with the proposed IRS adjustments are included in total unrecognized tax benefits of $87 million, which is included in the Company’s balance sheet as of December 31, 2008. For the six months ended June 30, 2009, there have been no additional facts or changes in position that resulted from the completion of the IRS field examination that has caused the Company to believe that any adjustment is necessary to the unrecognized tax benefits that were reflected in the Company’s December 31, 2008 balance sheet. However, as noted in the risk factor, these adjustments are currently being protested with the IRS Appeals Office and the outcome of this process cannot be determined at this time. The Company does not reasonably expect that the appeals process will be completed within twelve months and, therefore, the Company’s paragraph 21(d) FIN 48 disclosure is not inclusive of the above noted unrecognized tax benefits. The Company believes it is appropriately reserved in accordance with the provisions of FIN 48. Additionally, the Company has revised the disclosure in response to the Staff’s comment. See page F-76.

Additionally, the Company supplementally advises the Staff that it has revised the disclosure in the risk factor discussed above to reduce the disclosed potential tax liability of the Company from $57 million to $42 million as a portion of the $57 million would be the liability of an affiliate pursuant to the terms of an existing tax separation agreement and would not be a liability of the Company.

Note 13. Stockholders’ Equity and Comprehensive Loss, page F-76

70.	We note from your disclosure on pages F-24 and F-72 that the 21,706,285 shares issued on May 13, 2009 was a variable amount pursuant to the Subscription Agreement. Please disclose how the amount of shares to be issued was determined, and why the purchasers paid a significant per share premium over the shares purchased by issued existing shareholders on May 14, 2009.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages F-76 and F-77.

September 9, 2009

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

71.	We note that you have relied on Rule 506 of Regulation D for the sale of some of the unregistered securities identified in this section. We also note that you have not filed an electronic Form D for any such sales. Please provide us your analysis as to why a Form D was not required.

Response: In response to the Staff’s comment, the Company has eliminated the reference to Rule 506 under the Securities Act (“Rule 506”) in Item 15 of the Registration Statement with respect to the issuances of securities identified in Item 15. See Page II-3. The Company supplementally advises the Staff that each of these issuances, other than those pursuant to Rule 701 under the Securities Act, occurred pursuant to exempt offerings under Section 4(2) of the Securities Act and also satisfied all of the requirements of Rule 506 other than the filing of a Form D. As provided in Preliminary Note 3 to Regulation D under the Securities Act, an issuer’s failure to satisfy all the terms and conditions of Rule 506 shall not raise any presumption that the exemption provided by Section 4(2) of the Securities Act is not available.

In each case in connection with the issuances under Section 4(2) of the Securities Act described in Item 15 of the Registration Statement, (i) the issuances were made only to accredited investors as defined in Rule 501(a) under the Securities Act; (ii) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising as described in Rule 502(c) under the Securities Act; and (iii) the securities were subject to restrictions preventing their transfer in the absence of an effective registration statement or an exemption from registration and the certificates evidencing such securities bore a legend to such effect pursuant to Rule 502(d)(3) under the Securities Act. As a result, the Company respectfully submits, and has amended its disclosure to indicate, that all of these issuances and sales were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 4(2) of the Securities Act or under Rule 701 under the Securities Act.

72.	We note that in August 2009 you issued and sold $500 million of debt. Please add disclosure of this in this section.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page II-3.

September 9, 2009

Exhibits

73.	Please submit all remaining exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response: The Company supplementally advises the Staff that it will submit all remaining exhibits to the Registration Statement as promptly as possible. In addition, we will provide the Staff under separate cover with a draft of the Exhibit 5.1 legal opinion of Latham & Watkins LLP when available.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation

Harmit J. Singh, Hyatt Hotels Corporation

Susan T. Smith, Hyatt Hotels Corporation

Michael A. Pucker, Latham & Watkins LLP

Enclosures